CARTER LEDYARD & MILBURN LLP
                                Counselors at Law
                                   2 Wall Street
                            New York, NY 10005-2072
                                       o
                               Tel (212) 732-3200
                               Fax (212) 732-3232


       Sharon Rosen                              701 8th Street, N.W., Suite 41
        Associate                                     Washington, DC 20001-3893
            o                                              (202) 898-1515
Direct Dial: 212-238-8690                                       o
 E-mail: srosen@clm.com                                 570 Lexington Avenue
                                                      New York, NY 10022-6856
                                                         (212) 371-2720



                                  April 8, 2010

VIA EDGAR
---------

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  Prana Biotechnology Limited
                           Form 20-F for Fiscal Year Ended June 30, 2009 Filed September 24, 2009
                           File No. 0-49843
                           ----------------

Dear Mr. Rosenberg:

         In furtherance of my telephone conversation with Ms. Vanessa Robertson of the Staff on April 7, 2010, I am able to confirm that our client, Prana Biotechnology Ltd. (the "Company"), will respond on or about Friday, April 16, 2010 to the Staff's comments contained in a letter addressed to Mr. Richard Revelins, Chief Financial Officer of the Company, dated March 29, 2010.

         Thank you again for your cooperation.

                                            Very truly yours,

                                            /s/Sharon Rosen
                                            Sharon Rosen

SR:tbm